SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair ANNOUNCES 41st BASE IN MALTA

19 ROUtes & UP TO 800,000 paX P.A. IN MALTA

Ryanair, the world's favourite airline, today (4th Mar 10) announced it would open its 41st base at Malta in May 2010 with one based aircraft and 19 routes (6 of which will be new).  Ryanair's new Maltese base will deliver up to 800,000 passengers p.a. (and sustain 800 jobs in Malta) on over 120 weekly flights as Ryanair invests over $70 million at Malta Airport.

Ryanair will open six new routes from Malta to Billund, Bologna, Krakow, Marseille, Seville and Valencia and these go on sale on
www.ryanair.com
tomorrow.

Ryanair celebrated its new 41st EU base in Malta by releasing 1m €9.99 seats for travel in late March and April (excluding Easter week), which are available for booking until midnight Sunday (7th Mar).

In Malta today, Ryanair's
Colin Casey said:

"Ryanair is delighted to announce Malta as our 41st base with 19 routes from May 2010 which go on sale on
www.ryanair.com
tomorrow. Maltese consumers/visitors can now beat the recession and escape Air Malta's high fares by choosing Ryanair's lowest fares and our no fuel surcharge guarantee to 19 exciting destinations all over Europe including France, Italy, Spain and the UK among others.  Ryanair's 800,000 passengers p.a. will sustain up to 800 jobs at Malta Airport".

Ryanair's 19 Malta routes from May 2010

New	Existing	Existing
Billund	Barcelona	Leeds
Bologna	Bari	London (Lut)
Krakow	Bournemouth	Madrid
Marseille	Bristol	Pisa
Seville	Dublin	Stockholm
Valencia	Edinburgh	Trapani
Venice - Trv

Ends.                                                                Thursday, 4th March 2010

For further information:
Stephen McNamara - Ryanair                     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1212                                  Tel: 00 353 1 498 0300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:    04 March 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary